UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41998

Tungray Technologies Inc

(Translation of registrant’s name into English)

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Tel: +65 6636 9820

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F x                       Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Tungray Technologies Inc, a Cayman Islands exempted company (the “Company”), held its 2025 annual general meeting (the “Meeting”) of shareholders at 10:00 a.m. local time, September 20, 2025 (or 10:00 p.m. Eastern Time, September 19, 2025), at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933. Holders of a total of 4,560,000 Class A ordinary shares out of a total of 4,560,000 Class A ordinary shares (the “Class A Ordinary Shares”) issued and outstanding and entitled to vote at the Meeting, and 7,259,143 Class B ordinary shares out of a total of 11,793,485 Class B ordinary shares (the “Class B Ordinary Shares”) issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than a majority of ordinary shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of August 6, 2025 was reached.

Pursuant to the memorandum and articles of association effective at this time, each holder of Class A Ordinary Share is entitled to 1 vote per share and each holder of Class B Ordinary Share is entitled to 20 vote per share on such matters presented at the Meeting, and the Class A and Class B Ordinary Shares shall vote together on such matters presented at the Meeting.

The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows, with all such votes counted together from the holders of the Class A and Class B Ordinary Shares:

1. Re-election of Directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office, until the next annual general meeting of shareholders of the Company and/or until his/her respective successor is elected and duly qualified.

Director’s Name	For	Withheld	Abstain
Wanjun Yao	98,459,141	2	0

Jingan Tang	98,459,143	0	0

Kevin D. Vassily	98,459,143	0	0

David Ping Li	98,459,143	0	0

Weston Twigg	98,459,141	2	0

2. Ratification and Approval of the Appointment of the Independent Registered Public Accounting Firm

It was approved to ratify the appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

For	Against	Abstain
98,459,143	0	0

3. Approval of the Tungray Technologies Inc 2025 Equity Incentive Plan

It was approved to adopt the Tungray Technologies Inc 2025 Equity Incentive Plan, a copy of which is attached as Exhibit 4.1.

For	Against	Abstain
98,459,143	387	0

On September 24, 2025, the Company issued a press release announcing the result of the Meeting.

A copy of this press release is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
4.1	Tungray Technologies Inc 2025 Equity Incentive Plan
99.1	Press Release, dated September 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tungray Technologies Inc

Date: September 24, 2025	By:	/s/ Wanjun Yao
Wanjun Yao Chief Executive Officer